Exhibit 4.33

Power of Attorney

I, Zhengdong Zhu, a PRC citizen with PRC Identification Card No.: 320102196806142439, and a holder of 79% of the entire registered capital in Beijing Champion Healthcare Education Technology Co., Ltd. (“Domestic Company”) as of the date of this Power of Attorney, hereby irrevocably authorize Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“WFOE”) to exercise the following rights relating to all equity interests held by me now and in the future (“My Shareholding”) during the term of this Power of Attorney:

WFOE is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including without limitation to 1) attend shareholders’ meetings of Domestic Company; 2) exercise all the shareholder’s rights and shareholder’s voting rights I am entitled to under the PRC laws and Domestic Company’s articles of association, including but not limited to the sale, transfer, pledge or disposition of My Shareholding in part or in whole; and 3) designate and appoint on behalf of myself the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Domestic Company.

Without limiting the generality of the powers granted hereunder, WFOE shall have the power and authority to, on behalf of myself, execute all the documents I shall sign as stipulated in the Exclusive Option Agreement entered into by and among I, WFOE, Domestic Company and other relevant party on the date of this Power of Attorney, and the Equity Pledge Agreement entered into by and among I, WFOE, Domestic Company and other relevant party on the date of this Power of Attorney (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the obligations under the Transaction Documents.

All the actions associated with My Shareholding conducted by WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by WFOE shall be deemed to be executed by me. I hereby acknowledge and ratify those actions taken and/or documents signed by WFOE.

WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to me or obtaining my consent. If required by the PRC laws, WFOE shall designate a PRC citizen to exercise the aforementioned rights.

I hereby warrant, notwithstanding any changes to My Shareholding after the date of this Power of Attorney, I authorize WFOE to, on behalf of myself, exercise all the shareholder’s rights in Domestic Company.

This Power of Attorney shall be irrevocable and continuously valid from the date of this Power of Attorney, so long as I am a shareholder of Domestic Company.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to WFOE through this Power of Attorney, and shall not exercise such rights by myself.

This Power of Attorney is written in Chinese and English; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

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Zhengdong Zhu
By:	/s/ Zhengdong Zhu
Accepted by:
Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd.
By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Legal Representative
Acknowledged by:
Beijing Champion Healthcare Education Technology Co., Ltd.
By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Legal Representative

December 28, 2015

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